UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-222820 and 333-221462) of ObsEva SA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated July 6, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OBSEVA

Date: July 6, 2018	By:	/s/ Ernest Loumaye
	Name: Title:	Ernest Loumaye Chief Executive Officer

Exhibit 99.1

ObsEva SA Shares to Begin Trading on SIX Swiss Exchange

◾	Listing of 45’381’252 registered shares with a par value of 1/13 of CHF 1 per share

◾	Anticipated market capitalisation of more than CHF 650 million

◾	Trading on SIX Swiss Exchange scheduled for July 13, 2018 under the ticker symbol ‘OBSN’.

◾	ObsEva has a unique pipeline of novel and potential best-in class therapeutics to address serious conditions with a high unmet medical need affecting millions of women.

◾	ObsEva therapies in development reaching major clinical milestones in 2018 and confirmation of potential therapeutic benefits

Geneva, Switzerland and Boston, MA – July 6, 2018 – ObsEva SA (NASDAQ: OBSV), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, today announced the listing of its shares on SIX Swiss Exchange with the publication of its listing prospectus. ObsEva shares are expected to begin trading on the SIX Swiss Exchange on July 13, 2018, under the ticker symbol ‘OBSN’ under SIX’s International Reporting Standard. ObsEva will not issue any new shares in connection with the listing in Switzerland.

The company is already listed on the NASDAQ Global Select Market (OBSV) since January 2017. The trading of ObsEva’s shares on NASDAQ will continue in addition to the SIX listing. With listing on SIX Swiss Exchange, ObsEva is expecting to raise its profile among Swiss and European investors, provide another robust market for any future potential financing activities and to secure for its shareholders the protection offered by the Swiss takeover rules.

Ernest Loumaye, CEO and Co-Founder of ObsEva said: “Millions of women worldwide are affected by serious conditions compromising their reproductive health and pregnancy. At ObsEva, we believe the efficacy of the current standard of care is limited and associated with clear safety issues for women. The innovative solutions we are developing can potentially help resolve some of the major obstacles by offering orally active medications with fast onset therapeutic effect and fewer side effects. As a Swiss company, we are honoured to be listed on the SIX Swiss Exchange and to take another important step toward achieving our goals.”

An innovative pipeline for significant unmet patient needs

There are millions of women globally of reproductive age (15 – 49) who suffer from reproductive health conditions that affect their quality of life, their ability to conceive, or that result in pregnancy complications and newborn health issues. These women may require IVF to conceive, or they may be affected by conditions such as endometriosis, uterine fibroids and pre-term labor.

ObsEva is bringing innovative treatments to physicians and patients with the goal of improving upon the efficacy, tolerability and safety of existing therapeutic alternatives. Comprehensive preclinical and clinical development programs are in progress to confirm efficacy and safety of ObsEva’s compounds.

Treatments in development include:

◾	Linzagolix (OBE2109), a novel, oral GnRH receptor antagonist for the treatment of pelvic pain associated with endometriosis (200 million women affected) and heavy menstrual bleeding associated with uterine fibroids (80% of women develop the condition by age 50). In addition to treating the chronic symptoms of both conditions, treatment aims are to mitigate bone mineral density loss and other adverse effects associated with excessive estradiol suppression. Linzagolix is progressing well through clinical trials for the treatment of endometriosis and uterine fibroids. On June 18, 2018, ObsEva announced successful results for EDELWEISS, a Phase 2b clinical trial of linzagolix for the treatment of endometriosis related pelvic pain.

◾	Nolasiban is an oral oxytocin receptor antagonist, to improve pregnancy and live birth rates in women undergoing IVF. IVF helps women achieve pregnancy through the collection of mature eggs in the ovaries, followed by fertilization and early embryo development in the laboratory before transfer of the embryos into the womb. A key focal point is improving IVF success utilizing single embryo transfer (SET), and avoiding transfer of multiple embryo transfers that lead to multiple pregnancies, and health risks associated with multiple births, including premature birth and low birth weight, in addition to much higher medical costs. ObsEva believes that Nolasiban could represent a compelling option for increasing IVF outcomes and resulting in pregnancy/live birth rate. In February 2018, the company released positive results from the Phase 3 IMPLANT2 clinical trial in Europe. Nolasiban improved the rate of ongoing 10-week pregnancy, and appears well tolerated with a safety profile not different from placebo.

◾	OBE022 is an oral and selective prostaglandin receptor antagonist for treating preterm labor from 24 to 34 weeks gestational age. Preterm labor, defined as the body commencing the birthing process prior to 37 weeks, is characterized by uterine contractions, cervical dilation and rupture of the fetal membranes that surround and protect the fetus during pregnancy. Preterm labor can lead to preterm birth, which is currently the leading worldwide cause of death of newborn babies. To date, only treatments with limited efficacy or restrictive safety issues are available to treat preterm labor. OBE022 is designed to control preterm labor by reducing inflammation, decreasing uterine contractions and preventing cervical changes and fetal membrane ruptures. In December 2017, ObsEva announced the initiation of PROLONG, a Phase 2a proof-of-concept trial of OBE022 being conducted in Europe. ObsEva plans to announce initial interim efficacy results from the PROLONG clinical trial in the fourth quarter of 2018.

Clear strategy going forward

ObsEva’s strategy is to build the leading women’s reproductive health and pregnancy company focused on conditions where current treatment options are limited and significant unmet needs exist. The key elements of the strategy include:

◾	Continuing to advance each of the current product candidates in their respective indications.

◾	Developing a targeted commercialization strategy for approved product candidates.

◾	Pursuing additional indications for the current product candidates.

◾	Leveraging the international product development experience and extensive network of clinical experts and pharmaceutical industry executives within women’s reproductive health and pregnancy to in-license or acquire novel product candidates.

Listing structure

As part of the listing, 45’381’252 registered shares with a par value of CHF 1/13 each are being listed. In addition, a further 20’315’620 registered shares will be formally listed, which will allow these shares to be issued from ObsEva’s conditional capital. It is planned that the registered shares will be traded in the SIX Swiss Exchange’s International Reporting Standard as of 13 July 2018. The listing price will be set based on the closing price of the ObsEva shares traded on NASDAQ at the closing on 12 July 2018 (currently trading at USD 15.32) and translated into Swiss Francs. This currently implies a market capitalization of approximately CHF 650 million.

Free float of 45.84%

45.84 % of the outstanding shares of ObsEva are publicly owned. ObsEva’s main shareholders include Sofinnova, NEA, Venrock, Ernest Loumaye, OrbiMed and HBM.

Key data

Listing	SIX Swiss Exchange (International Reporting Standard)
Ticker	OBSN
Swiss security number	34’617’770
ISIN	CH0346177709
Par value	1/13 of CHF 1 per registered share
Number of listed shares	45’381’252 (plus formal listing of up 20’315’620 shares which may be issued out of the conditional capital)
Listing price	Will be set with the closing of NASDAQ on 12 July 2018
First day of trading	Expected on 13 July 2018

This press release and further information can be found at www.obseva.com.

Copies of the listing prospectus can be obtained, free of charge in Switzerland for 12 months following the first day of trading, at the following address: Obseva SA, 12 Chemin des Aulx, 1228 Plan-les-Ouates, Switzerland (+41 22 552 38 40 / IR@obseva.com).

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor and improving IVF outcomes. ObsEva is listed on The NASDAQ Global Select Market and is trading under the ticker symbol “OBSV”. For more information, please visit www.ObsEva.com.

For further information, please contact:

Media Contact Switzerland and Europe:

Christophe Lamps

Dynamics Group

cla@dynamicsgroup.ch

+41 22 308 6220 Office

+41 79 476 26 87 Mobile

Media Contact U.S.:

Jeanene Timberlake

RooneyPartners LLC

jtimberlake@rooneyco.com

+1 646 770 8858

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding our potential listing on the SIX Swiss Exchange, the effects on ObsEva’s profile and protections that may be afforded to ObsEva’s shareholders. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in a potential listing process, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2017, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. Any public offering of securities in the United States, if any, will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management as well as financial statements.

This material does not constitute or contain any offer to sell or invitation to subscribe or make commitments for or in respect of any security in any jurisdiction. There may be restrictions on the distribution of this material in certain jurisdictions, including Canada, Australia, Japan and the member states of the European Economic Area and the United Kingdom of Great Britain and Northern Ireland. Persons into whose possession this material may come are required to inform themselves of and observe any such restrictions.